FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 24, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods OJSC on March 11, 2003.

1. On the first matter on the agenda: Concerning approval of transactions involving interested parties.

Resolved:

1.1. For the purposes of fulfilling the requirements of the Federal Law “On Joint Stock Companies” regarding the conclusion of major transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, that the following transaction be approved:

1. WBD Foods OJSC will guarantee to Hassia Verpackungsmashinen GmbH, Germany, on behalf of Siberian Dairy OJSC, performance by the latter of its monetary obligations under an equipment supply agreement with Hassia Verpackungsmashinen GmbH, Germany, to the sum of 958,466 euros (beneficiary: Siberian Dairy OJSC).

2. On the second matter on the agenda: Concerning determination of the market value of property in connection with the completion of a major transaction.

Resolved:

2.1. Whereas the receipt by the Company of a credit from UBS Luxembourg SA within the scope of the Company’s participation in the issuance and placement of Eurobonds will entail the completion of a major transaction by the Company, that the terms of the Company’s participation in the issuance and placement of Eurobonds, including the terms of draft versions of the Credit Agreement, Subscription Agreement, Agreement on Compensation of Trustee’s Expenses, and Agreement on Compensation of Payment Agent’s Expenses, be consistent with the market.

3. On the third matter on the agenda: Concerning the calling of an extraordinary general meeting of shareholders of the Company.

Resolved:

3.1. That an extraordinary general meeting of shareholders of the Company be called.

3.2. That the following terms and procedure for holding the extraordinary general meeting of shareholders of the Company be approved:

3.2.2. Form of the meeting: remote voting;

3.2.3. Deadline for receipt of ballot papers: April 24, 2003, by 24:00 Moscow time;

3.2.3. Postal address to which completed ballot papers are to be sent: 109028, Russian Federation, Moscow, Yauzsky bulvar, d. 16/15, room 306.

3.3. That March 23, 2003, (at the end of the registrar’s business day) be set as the date for compilation of the list of persons entitled to participate in the extraordinary general meeting of shareholders of the Company.

3.4. That the following procedure for giving notice of the extraordinary general meeting of shareholders be established: no later than 20 days before the deadline for receipt of ballot papers, a notice of the extraordinary meeting will be sent, by registered letter or by hand against signature for receipt, to each person named in the list of persons entitled to participate in the general meeting of shareholders, and published in the Wall Street Journal newspaper (New York, USA).

3.5. That ballot papers for voting on agenda matters and materials relating to agenda matters be sent, together with the notice of the extraordinary meeting, by registered letter or by hand against signature for receipt, to each person named in the list of persons entitled to participate in the general meeting of shareholders.

4. On the fourth matter on the agenda: Concerning the inclusion of the matter, “Concerning approval of a major transaction,” in the agenda of the extraordinary general meeting of shareholders.

Resolved:

4.1. For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” regarding the conclusion of major transactions, that the general meeting of shareholders approve a major transaction consisting of the following related transactions:

1. Credit Agreement between the Company and UBS Luxembourg SA bank (or any other bank appointed by UBS Luxembourg SA on the basis of consultations with the Company) (“Creditor Bank”), pursuant to which (a) the Creditor Bank agrees to provide the Company with a credit in an amount equal to income received from a placement of bonds (“Bonds”) carried out by the Creditor Bank on the basis of the Subscription Agreement specified in section 2 below, and the Company agrees to periodically pay interest on the credit, and pay the principal amount of the credit by the established date, or at an earlier date if required under the terms of the Credit Agreement, with the understanding that the aforesaid payments under the Credit Agreement must be made in accordance with the provisions governing payment of principal amount and interest included in the terms of the Bonds; (b) the Company agrees to make certain other payments contemplated by the Credit Agreement; and (c) the Company will provide certain representations and warranties and assume obligations respecting the payment of compensation in relation to, and obligations in security of, the transactions contemplated by the Credit Agreement. The amount of the credit to be provided to the Company by the Creditor Bank under the Credit Agreement will be from 100,000,000 (one hundred million) U.S. dollars to 250,000,000 (two hundred fifty million) U.S. dollars, depending on market conditions at the time of placement of the Bonds. The interest rate will be set by duly authorized representatives of the Company, in the person of the Chairman of the Management Board and/or the Chief Financial Officer of the Company on the basis of consultations with UBS AG bank or its affiliates, based on market conditions on international capital markets for Russian borrowers with similar credit ratings at the time of placement of the Bonds. The Credit will be provided under the Credit Agreement for a term not exceeding 5 (five) years.

2. Subscription Agreement between the Company and the Creditor Bank, UBS AG bank or other party appointed thereby, and the joint managers (or affiliated companies of such joint managers) (UBS AG and the joint managers are hereinafter called the “Underwriter Banks”), pursuant to which (a) the Creditor Bank, acting as Issuer, agrees to issue and sell Bonds with a face value equal to the amount of the credit under the Credit Agreement, and the Underwriter Banks, acting as Initial Purchasers, agree to carry out a subscription to the Bonds and make payment therefor (or cause such subscription and payment to be done) in compliance with certain conditions precedent contained in the Subscription Agreement, and (b) the Company will provide certain representations and warranties and assume obligations respecting the payment of compensation in relation to and obligations in security of the transactions contemplated by the Subscription Agreement.

3. Compensation Agreement between the Company and the Trustee, pursuant to which the Company (a) agrees to compensate the Trustee (to be appointed by UBS AG bank or any other bank in the UBS Warburg group) for certain costs and expenses incurred now or subsequently by the Trustee in connection with the transaction contemplated by the Compensation Agreement; and (b) assumes certain other obligations in favor of the Trustee as provided by the Compensation Agreement.

4. Compensation Agreement between the Company and the Payment Agent, pursuant to which the Company (a) agrees to compensate the Payment Agent (to be appointed by UBS AG or any other bank in the UBS Warburg group) for certain costs and expenses incurred now or subsequently by the Payment Agent in connection with the transaction contemplated by the Compensation Agreement; and (b) assumes certain other obligations in favor of the Payment Agent as provided by the Compensation Agreement.

4.2. That the following matters be included, on the initiative of the Board of Directors, in the agenda of the extraordinary general meeting of shareholders:

4.2.1. Concerning approval of a major transaction.

5. On the fifth matter on the agenda: Concerning ratification of the agenda of the extraordinary general meeting of shareholders of the Company.

Resolved:

5.1. That the agenda of the extraordinary general meeting of shareholders be ratified:

5.1.1. Concerning approval of a major transaction.

5.2. That the form and text of ballot papers be ratified (Annex 1).

5.3. That the text of the notice of the extraordinary general meeting of shareholders of the Company be ratified (Annex 2).

6. On the sixth matter on the agenda: Concerning ratification of the decision to issue securities of the Company, to be placed on the basis of a resolution of the general meeting of shareholders to increase the Company’s charter capital through the placement of additional registered common shares of Wimm-Bill-Dann Foods OJSC by closed subscription.

Resolved:

6.1. That, on the basis of a resolution of the general meeting of shareholders of the Company (minutes No. 03-02 of February 3, 2003), the Decision to Issue Securities of Wimm-Bill-Dann Foods OJSC be ratified.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:       March 24, 2003